May 6, 2019

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Bantek, Inc.

Post-Effective Amendment No. 2 to Form S-1

Filed April 18, 2019

File No. 333-230003

Dear Sir or Madam:

Please see our responses to your comment letter dated May 3, 2019:

Risk Factors Our bylaws designate the Court of Chancery of the State of Delaware, page 35

Comment 1. We note your response to our prior comment 1 that the Company intends for the provision to apply to actions arising under the Securities Act or Exchange Act. We also note that your bylaws provide that should the Delaware Court of Chancery not have jurisdiction, “such other court in the State of Delaware” shall be the exclusive forum. Please revise to clarify whether “such other court” includes state and federal courts in the State of Delaware. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations. In addition, state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response 1. The registration statement has been revised to include the recommended language above.

Comment 2. We note your response to our prior comment 2. Please further revise the risk factor to clarify, as stated in your bylaws, that the Court of Chancery of the State of Delaware is the exclusive forum, or such other court in the State of Delaware should the Court of Chancery not have jurisdiction.

Response 2. The registration statement has been revised to include the recommended language above.

General

Comment 3. We note your response to our prior comment 3, and that you are attempting to register additional shares by post-effective amendment. It appears the company is not eligible to register additional shares in this manner. Please advise and provide us your analysis. Refer generally to Securities Act Rule 413. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules Question 210.01.

Response 3. The registration statement has been revised such that only the share price has been changed, and the Company no longer seeks to register additional shares.

Sincerely,

Bantek, Inc.

/s/

Michael Bannon

Chief Executive Officer